Neurotez, Inc.
Balance Sheet
(Unaudited)

	June 30, 2017		September 30, 2016		September 30, 2015
ASSETS					
Current Assets					
Cash	1,650	$	60	$	126
Total current assets	1,650		60		126
TOTAL ASSETS	$ 1,650	$	60	$	126
LIABILITIES AND STOCKHOLDERS' DEFICIT					
Convertible promissory notes	$ 21,495	$	13,135	$	-
Credit card balance payable	54,123		45,238		59,691
Accrued expenses and other liabilities	533,508		526,225		501,268
Total current liabilities	609,126		584,598		560,959
Total liabilities	609,126		584,598		560,959
Commitments and contingencies	-		-		-
Stockholders' Deficit					
Common Stock, par value $0.01; 42,000,000 shares authorized, 9,796,000 outstanding	97,960		97,960		97,960
Paid-in-capital	4,926		4,926		4,926
Retained deficit	(710,362)		(687,424)		(663,719)
Total Equity (Deficit)	(607,476)		(584,538)		(560,833)
TOTAL LIABILITIES AND EQUITY	$ 1,650	$	60	$	126